UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____
Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	3
Notes to Financial Statements as of December 31, 2018 and 2017, and for the year ended December 31, 2018	4
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018	10
Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures
Exhibit
23 Consent of Independent Registered Public Accounting Firm

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 1998.
Minneapolis, Minnesota
June 6, 2019

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments at fair value:
Mutual funds	$253,400,743	252,760,468
Fastenal Company common stock	114,608,757	119,134,454
Stable value fund	9,944,819	8,924,268
Total investments at fair value	377,954,319	380,819,190
Employer contribution receivable	12,226,150	9,832,879
Participant contribution receivable	107,308	85,184
Total assets	390,287,777	390,737,253
Liabilities:
Excess contributions payable	50,648	316,773
Net assets available for benefits	$390,237,129	390,420,480
See accompanying Notes to Financial Statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2018

Additions:
Contributions:
Participant	$34,072,872
Rollover	680,039
Employer matching	12,226,150
Total contributions	46,979,061
Investment income (loss):
Dividends	15,093,460
Net depreciation in fair value of investments	(38,281,040)
Net investment loss	(23,187,580)
Total additions	23,791,481
Deductions:
Benefits paid to participants	(23,401,231)
Administrative expenses	(573,601)
Total deductions	(23,974,832)
Decrease in net assets	(183,351)
Net assets available for benefits:
Beginning of year	390,420,480
End of year	$390,237,129
See accompanying Notes to Financial Statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

(1)	Description of the Plan
The following description of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the 'Plan') provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the 'Company'). Employees are eligible to participate in the Plan beginning on the first of the month on or after completing 60 days of service and attaining the age of 18. Merrill Lynch, a division of Bank of America, N.A., serves as the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ('ERISA').
Fastenal Company common stock is available through the portion of the Plan that is classified as an Employee Stock Ownership Plan ('ESOP'). The Plan is intended, in part, as a voluntary stock ownership vehicle for those participants who wish to use the Plan for that purpose. The Plan offers participants a voluntary dividend pass-through option to have dividends paid in cash. Any dividends paid by Fastenal Company on stock held by the Plan are deductible to Fastenal Company for federal income tax purposes.
On October 6, 2017, the Plan was amended to make certain minor language changes requested by the Internal Revenue Service ('IRS') as part of the IRS determination letter review. On December 13, 2018, the Plan was amended and restated, effective January 1, 2019, to allow participants to elect Roth 401(k) deferrals, to allow terminated participants, beneficiaries, and alternate payees to receive partial distributions, to eliminate the six-month contribution suspension following hardship withdrawals, and to expand participant account sources available for hardship withdrawals to include earnings on participant deferrals.

Contributions
Contributions to the Plan include (i) salary deferral contributions authorized by participants, (ii) participant rollover contributions from another plan, and (iii) discretionary matching contributions made by the Company.
Participants’ contributions are recorded in the period that the participants’ payroll deductions are made and are 100% vested at all times. The Plan includes an automatic enrollment provision for newly hired and rehired employees meeting eligibility requirements, unless they affirmatively elect not to participate in the Plan. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Participant contributions are subject to certain Internal Revenue Code ('IRC') limitations. Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the nondiscrimination tests of the IRC. Changes in contributions are allowed based on the provisions of the Plan.
The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within 60 days of receipt.
The Plan's discretionary employer matching contributions are 100% vested when made. For the year ended December 31, 2018, the Company accrued for a discretionary matching contribution of $12,226,150 to the Plan. This amount was paid to the Plan subsequent to December 31, 2018.

Participant Accounts and Allocation of Income and Loss
Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions, employer contributions, and allocations of Plan earnings as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may elect to have their contributions invested in the investment options available under the Plan as they choose.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

Investment Options
Participants direct elective contributions and employer matching contributions into a variety of fund options and Company common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving the Company's common stock are subject to the Company's Confidentiality and Securities Trading policy. Participants may elect to invest no more than 25% of the value of each incoming Plan contribution into Fastenal Company common stock. Subsequent participant-directed investment fund transfers into Fastenal Company common stock are not subject to this limit.

Payment of Benefits
On termination of employment with the Company (including termination of service due to death or retirement), a participant may generally elect to receive distribution equal to the value of the participant's account balance either by one lump-sum payment or under installments.
Participants are also eligible to make in-service withdrawals from their account balance upon occurrence of certain events. In-service withdrawals are permitted if a participant is still employed and has reached age 59 1/2, has been called to active military service for more than thirty days, or has completed a rollover of funds into the Plan. Participants are also eligible to make hardship withdrawals in the event of certain financial hardships. In-service withdrawals are not eligible for installment payments.

Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to reduce matching contributions to the Plan or pay other miscellaneous plan expenses, as directed by the Company. Total forfeitures used in 2018 were $67,074.

Administrative Expenses
Fees associated with the fund options, such as investment management fees, are generally deducted from the investment fund, reducing the net returns of the investment fund. Recordkeeping, trustee/custodial services, and other administrative costs are paid quarterly using any applicable investment-related revenue, and any remaining amounts are paid by participants quarterly on a per capita basis. The Company pays for investment advisory services, audit fees, and adhoc administrative services.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.
The Company will vote shares for which no directions have been timely received in proportion to the vote cast by participants who have responded timely.

Plan Termination
The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

(2)	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles ('GAAP').

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
At December 31, 2018 and 2017, approximately 30% and 31%, respectively, of the Plan’s total investments were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company common stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the sales price of an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of investments are reflected on a trade-date basis. Net depreciation in the fair value of investments includes gains and losses on investments bought and sold, as well as held during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $172,279 and $13,951 at December 31, 2018 and 2017, respectively.

Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

(3) Fair Value Measurements
Under Accounting Standards Codification ('ASC') 820 Fair Value Measurements and Disclosures, various inputs are used in determining the fair value of the Plan’s investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:

•
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

•
Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.

•	Level 3 – Significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments, based on the best information available in the circumstances.
The level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used for assets held and carried at fair value:

•	Common stock – Valued daily based on quoted prices from national exchanges.

•
Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Mutual funds also include interest-bearing cash and money market funds.

•
Stable value fund - The stable value fund has the characteristics of a structure similar to a mutual fund, therefore, as clarified by Accounting Standards Update ('ASU') 2015-10, Technical Corrections and Improvements, its value is considered readily determinable. As such, the fair value of the stable value fund, based on the published net asset value and the resulting daily transactions of the fund, is reflected in the fair value hierarchy as a Level 1 investment.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2018 and 2017:

	Fair value at December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$253,400,743	—	—	253,400,743
Fastenal Company common stock	114,608,757	—	—	114,608,757
Stable value fund	9,944,819	—	—	9,944,819
Total investments at fair value	$377,954,319	—	—	377,954,319

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

	Fair value at December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$252,760,468	—	—	252,760,468
Fastenal Company common stock	119,134,454	—	—	119,134,454
Stable value fund	8,924,268	—	—	8,924,268
Total investments at fair value	$380,819,190	—	—	380,819,190

For the years ended December 31, 2018 and 2017, the Plan did not have any transfers between Levels 1, 2, and 3.

(4) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2018	2017
Net assets available for benefits per the financial statements	$390,237,129	390,420,480
Excess contributions payable	50,648	316,773
Net assets available for benefits per the Form 5500	$390,287,777	390,737,253

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2018 to the Form 5500:

Total additions per the financial statements	$23,791,481
2018 excess contributions payable	50,648
Total income per the Form 5500	$23,842,129

Total deductions per the financial statements	$(23,974,832)
2017 excess contributions payable	(316,773)
Total expenses per the Form 5500	$(24,291,605)

(5) Tax Status
The Plan has received a determination letter from the IRS dated August 28, 2017, stating that the Plan is qualified under Section 401(a) of the IRC, and exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2018 and 2017, and for the year ended December 31, 2018

(6) Exempt Party-in-Interest Transactions
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of Fastenal Company common stock and Fastenal Company is the Plan sponsor. Therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2018 and 2017, the Plan held 2,191,791 and 2,178,359 shares, respectively, of common stock of the Company. During the year ended December 31, 2018, the Plan made purchases of $25,044,147 and sales of $25,109,687 of Fastenal Company stock. During the year ended December 31, 2018, the Plan recorded dividend income of $3,205,412, net of pass-through dividends from Fastenal Company common stock.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2018

Issuer and Description		Face Amount or Number of Shares/Units	Current Value
*	Fastenal Company common stock	2,191,791	$114,608,757
	Invesco Stable Value Retirement Fund	9,944,819	9,944,819
	American Funds Capital World Growth and Income Fund	570,034	24,397,468
	American Funds EuroPacific Growth Fund	310,821	13,983,840
	Carillon Eagle Mid Cap Growth Fund	113,386	6,059,322
	John Hancock Disciplined Value Mid Cap Fund	1,664,571	29,163,292
	Metropolitan West Total Return Bond Fund	1,044,804	10,218,183
	T. Rowe Price International Discovery Fund	53,927	2,992,947
	T. Rowe Price Small-Cap Stock Fund	150,471	6,211,445
	Vanguard Institutional Index Fund	234,822	53,433,832
	Vanguard Federal Money Market Fund	3,045,400	3,045,400
	Vanguard Mid-Cap Index Fund	16,312	2,789,965
	Vanguard Small-Cap Index Fund	75,141	4,751,184
	Vanguard Total Bond Market Index Fund	359,335	3,755,048
	Vanguard Target Retirement 2015 Fund	39,384	545,866
	Vanguard Target Retirement 2020 Fund	119,152	3,411,330
	Vanguard Target Retirement 2025 Fund	351,936	5,986,428
	Vanguard Target Retirement 2030 Fund	276,619	8,525,409
	Vanguard Target Retirement 2035 Fund	549,991	10,350,824
	Vanguard Target Retirement 2040 Fund	397,434	12,841,094
	Vanguard Target Retirement 2045 Fund	927,387	18,742,499
	Vanguard Target Retirement 2050 Fund	538,559	17,513,940
	Vanguard Target Retirement 2055 Fund	251,723	8,885,816
	Vanguard Target Retirement 2060 Fund	153,117	4,772,671
	Vanguard Target Retirement 2065 Fund	26,553	520,712
	Vanguard Target Retirement Income Fund	33,959	432,972
	Blackrock BIF Money Fund	64,588	64,588
	Pending settlement fund		4,668
			$377,954,319

*	Denotes a party-in-interest.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:    June 6, 2019

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By Fastenal Company, Plan Administrator

By	/s/ Sheryl A. Lisowski
Sheryl A. Lisowski, Controller, Chief Accounting Officer, and Treasurer